                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 8 December 2003


                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                      -----                    -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                               -----                    -----

        If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    PREMIER FARNELL PLC
                                                               (Registrant)


         Date:   December 8, 2003                   By: Steven John Webb
                                                        ----------------
                                                    Steven John Webb
                                                    Group Company Secretary and
                                                    General Counsel

PREMIER FARNELL PLC                                            4TH DECEMBER 2003

   RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 2ND NOVEMBER 2003 FOR THE
                   FINANCIAL YEAR ENDING ON 1ST FEBRUARY 2004

KEY FINANCIALS (POUND)M
------------------------------------ ------------------ ------------------ ------------------ -------------------
                                           Third              Third              Nine                Nine
                                            Qtr                Qtr              Months              Months
                                           2003/4            2002/3             2003/4              2002/3
                                          (pound)m           (pound)m          (pound)m             (pound)m
------------------------------------ ------------------ ------------------ ------------------ -------------------
Sales                                      193.5              189.2              584.1              581.8
------------------------------------ ------------------ ------------------ ------------------ -------------------
Operating profit                           18.1               20.6               50.8                61.2
Adjusted operating profit*                 18.8               21.3               55.2                63.2
------------------------------------ ------------------ ------------------ ------------------ -------------------
Profit before taxation                     14.5               16.6               39.9                44.5
Profit before taxation, goodwill
amortisation and gain/loss on              15.2               17.3               41.8                51.4
business disposals
------------------------------------ ------------------ ------------------ ------------------ -------------------
Earnings per share                         2.3P               2.9p               6.2P                6.5p
Adjusted earnings per share**              2.5P               3.0p               7.2P                8.4p
------------------------------------ ------------------ ------------------ ------------------ -------------------
KEY FINANCIALS $M
------------------------------------ ------------------ ------------------ ------------------ -------------------
                                            $m                 $m                 $m                  $m
                                      ((pound)1=$1.65)  ((pound)1= $1.56)   ((pound)1=$1.62)   ((pound)1= $1.51)
------------------------------------ ------------------ ------------------ ------------------ -------------------
Sales                                      319.3              295.2              946.2              878.5
------------------------------------ ------------------ ------------------ ------------------ -------------------
Operating profit                           29.8               32.1               82.3                92.4
Adjusted operating profit*                 31.0               33.2               89.4                95.4
------------------------------------ ------------------ ------------------ ------------------ -------------------
Profit before taxation                     23.9               25.9               64.7                67.2
Profit before taxation, goodwill
amortisation and gain/loss on              25.1               27.0               67.7                77.6
business disposals
------------------------------------ ------------------ ------------------ ------------------ -------------------
Earnings per share                        $0.038             $0.045             $0.100              $0.098
Adjusted earnings per share**             $0.041             $0.047             $0.117              $0.127
------------------------------------ ------------------ ------------------ ------------------ -------------------

 * BEFORE REBRANDING COSTS, IN FIRST QUARTER, AND GOODWILL AMORTISATION ** BEFORE REBRANDING COSTS, IN FIRST QUARTER, GOODWILL AMORTISATION AND
   GAIN/LOSS ON BUSINESS DISPOSALS

                    THIRD QUARTER AND NINE MONTHS HIGHLIGHTS
                    ----------------------------------------

o GROUP SALES PER DAY UP 3%*** COMPARED TO THE FIRST NINE MONTHS OF LAST YEAR FOR CONTINUING BUSINESSES IN TOUGH MARKET CONDITIONS

o RETURN TO YEAR ON YEAR SALES PER DAY GROWTH IN THE NORTH AMERICAN MARKETING AND DISTRIBUTION DIVISION (MDD) IN THE THIRD QUARTER

o    SALES TO THE US GOVERNMENT UP 17%*** IN THE THIRD QUARTER

o STRONG THIRD QUARTER MDD SALES GROWTH IN THE EUROPE AND ASIA PACIFIC REGION, WITH THE UK UP 6%***, FRANCE UP 15%*** AND GERMANY/AUSTRIA UP 7%***

o MDD ECOMMERCE SALES PER DAY UP 46%*** IN THE FIRST NINE MONTHS COMPARED TO THE SAME PERIOD LAST YEAR

o    INVESTMENT IN MARKETING IT SYSTEMS DELIVERING BENEFITS

"In the third quarter, we continued to consolidate and strengthen our business and to build a durable platform for future growth. We developed deeper relationships with key accounts, identified new, promising market segments and improved the efficiency, service and technological offerings of our businesses to improve our customers' productivity by reducing overall procurement cost. A three year programme of IT infrastructure investment is behind us and we believe we are now well positioned to benefit as markets improve."

JOHN HIRST, GROUP CHIEF EXECUTIVE

***NOTE
   ----
COMPARISON OF SALES FOR SPECIFIC PERIODS IS AFFECTED BY THREE VARIABLES:

1. CHANGES IN EXCHANGE RATES USED TO TRANSLATE THE OVERSEAS SALES IN DIFFERENT CURRENCIES INTO STERLING;

2. DIFFERENCES IN THE NUMBER OF WORKING DAYS;

3. DISPOSAL OR ACQUISITION OF BUSINESSES.

TO ELIMINATE THE IMPACT OF THESE VARIABLES AND GIVE AN ACCURATE COMPARISON, THE PERCENTAGE CHANGE IN SALES PER DAY IS USED THROUGHOUT THIS STATEMENT FOR CONTINUING BUSINESSES AT CONSTANT EXCHANGE RATES.




For further information, contact:

PREMIER FARNELL PLC

----------------------------------------------------- ---------------------------------------------------
John Hirst, Group CEO                                 +44 (0) 20 7851 4100
Andrew Fisher, Group Finance Director
Nicholas Ross, Group Director, Communications

----------------------------------------------------- ---------------------------------------------------
Andrew Lorenz                                         +44  (0) 20 7269 7291
Richard Mountain
at Financial Dynamics (UK)

----------------------------------------------------- ---------------------------------------------------
Andrew Saunders                                       + 1   212 889 4350
at Taylor Rafferty (NA)
----------------------------------------------------- ---------------------------------------------------

The Company's announcements are published on the Internet at www.premierfarnell.com, together with business information, the 2003 Annual Report and Accounts and links to all other Group websites.

Group year end results are expected to be published in the week beginning 15th March, 2004.

A conference call with John Hirst and Andrew Fisher will take place at 4pm UK time on 4th December. To obtain dial-in details please call Richard Mountain (UK or mainland Europe) at Financial Dynamics or Andrew Saunders (US) at Taylor Rafferty on the above numbers.

PREMIER FARNELL PLC

 CHAIRMAN'S STATEMENT ON THIRD QUARTER AND NINE MONTHS' RESULTS FOR THE PERIOD
                             ENDED 2ND NOVEMBER 2003

Premier Farnell, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its results for the third quarter and nine months.

NOTE
----
COMPARISON OF SALES FOR SPECIFIC PERIODS IS AFFECTED BY THREE VARIABLES:

1 CHANGES IN EXCHANGE RATES USED TO TRANSLATE THE OVERSEAS SALES IN DIFFERENT CURRENCIES INTO STERLING;

2  DIFFERENCES IN THE NUMBER OF WORKING DAYS;

3  DISPOSAL OR ACQUISITION OF BUSINESSES.

TO ELIMINATE THE IMPACT OF THESE VARIABLES AND GIVE AN ACCURATE COMPARISON, THE PERCENTAGE CHANGE IN SALES PER DAY IS USED THROUGHOUT THIS STATEMENT FOR CONTINUING BUSINESSES AT CONSTANT EXCHANGE RATES.

Financial Results

o        GROUP SALES
Group sales in the first nine months of the year were (pound)584.1million (2002/3: (pound)581.8million). SaLEs per day increased 3.1%, compared to the same period last year, for continuing businesses at constant exchange rates. Group third quarter sales per day were up 3.2%, compared to the same period last year. However, the key markets where the Group operates in Europe and North America remain weak.

o        MARGINS, OPERATING PROFIT
The gross margin of 40.1% in the first nine months was below the previous year (41.0%) due to the start up of the two major contracts in the UK with Vauxhall and Rolls-Royce and customer promotional activity in North America. Operating profit in the first nine months was (pound)50.8million (2002/3:
(pound)61.2million), producing an operating margin of 8.7% (2002/3: 10.5%). Adjusted operating profit, before the (pound)2.4million one-off costs of rebranding and (pound)2.0million of goodwill amortisation, was (pound)55.2million (2002/3: (pound)63.2million), producing an operating margin of 9.5% (2002/3: 10.9%). The reduction compared to the prior year includes the impact of additional depreciation, following the implementation of customer relationship management (CRM) and related software in the UK and North America, and the investment in the Liege distribution centre in mainland Europe. Operating margin in the quarter was ahead of the first half as costs continued to be kept under tight control.

o        FOREIGN EXCHANGE EFFECTS
Weakness of the US dollar against sterling in the first nine months resulted in an adverse currency translation impact on sales of (pound)19.2million, offset by a favourable euro effect of (pound)9.5million, resulting in a net adverse impact on sales of (pound)9.7million. The net effect of the weak dollar and the strong euro against sterling resulted in a beneficial currency translation impact on profit before tax in the first nine months of (pound)0.5million.

o        INTEREST
Net interest payable in the first nine months was (pound)11.0million and was covered 5.0 times by operating profit before one-off rebranding costs and goodwill amortisation.

o        PROFIT BEFORE TAXATION
Profit before taxation in the first nine months of the year was (pound)39.9million (2002/3: (pound)44.5million). Profit before taxation, goodwill amortisation and gain/loss on business disposals was (pound)41.8million (2002/3: (pound)51.4million) after charging the (pound)2.4million one-off costs of rebranding in the first quarter.

o        EARNINGS PER SHARE
Earnings per share in the first nine months were 6.2pence (2002/3: 6.5pence). Adjusted earnings per share, before rebranding costs, amortisation of goodwill and gain/loss on business disposals were 7.2pence (2002/3: 8.4 pence).

o        BALANCE SHEET, CASH FLOW AND WORKING CAPITAL
Net debt amounted to (pound)228.0million at 2nd November 2003, up from (pound)209.2million at the end of January 2003. Operating cash flow was 73% of operating profit before goodwill amortisation. Working capital increased by (pound)24.2million during the first nine months as a result of investment in inventory to enhance the product ranges in the Americas and Europe together with a normal seasonal increase in receivables in the third quarter which is expected to reverse in the fourth quarter.

During the first quarter, the Company acquired in the market 197,000 Preference Shares for cancellation, at a cost of (pound)2.3million. The number of Preference Shares in issue at the end of the first nine months was 7.6million.

o        DISPOSALS
During the second quarter, Maintenance Inc, part of the Industrial Products Division, was sold for a cash consideration of (pound)0.9million. This resulted in a gain before tax of (pound)0.1million, including (pound)0.4million of goodwill previously eliminated against reserves. This business made a small operating profit in the period up to disposal and in the year to 2nd February 2003.

OPERATIONS

MARKETING AND DISTRIBUTION DIVISION (MDD) - OVERVIEW
The Marketing and Distribution Division comprises Newark InOne, Farnell InOne, BuckHickman InOne, MCM, an InOne Company, and CPC. The main markets are in North America, Europe, Australasia and Asia.

Markets in mainland Europe remained subdued in the third quarter and UK industrial activity continued to be depressed. Throughout the electronics industry, which accounts for less than half of divisional sales, demand remained weak, although there are indications in the US that some large customers are becoming more optimistic. Purchasing managers' surveys and other indices are more consistently positive in recent times, indicating that general industrial demand may increase in the coming months.

o        MDD SUMMARY FINANCIAL RESULTS

                                       -------------- -------------- -------------- ---------------
                                           THIRD          Third          NINE            Nine
                                            QTR            Qtr           MONTHS         Months
                                          2003/4         2002/3          2003/4         2002/3
                                         (POUND)M       (pound)m        (POUND)M       (pound)m
-------------------------------------- -------------- -------------- -------------- ---------------
Sales                                      169.5          165.9          510.9          505.0
-------------------------------------- -------------- -------------- -------------- ---------------
Operating profit                           16.4           18.8           46.3            55.6
Adjusted operating profit *                17.1           19.5           50.7            57.6
-------------------------------------- -------------- -------------- -------------- ---------------
Return on sales %                          9.7%           11.3%          9.1%           11.0%
Adjusted return on sales %*                10.1%          11.8%          9.9%           11.4%
-------------------------------------- -------------- -------------- -------------- ---------------

*BEFORE GOODWILL AMORTISATION AND REBRANDING COSTS

Divisional sales per day increased 2.9% in the nine months compared to the same period last year (at constant exchange rates). The sales growth rate in the third quarter was 3.0%. Operating profit in the nine months was (pound)50.7million, before goodwill amortisation of (pound)2.0million and one-off rebranding costs of (pound)2.4million taken in the first quarter. The reduction in operating profit, compared to last year, is mainly due to increased depreciation following implementation of CRM software in the UK and North America, promotional activity in North America and investment in the Liege distribution centre.

The customer proposition continues to be enhanced throughout the division by extending the product range and improving services available to customers. Customer data continues to be gathered through the new systems so that the offer can be refined further.

o        THE AMERICAS

                                         -------------- -------------- ------------ -------------
                                             THIRD          Third         NINE         Nine
                                              QTR            Qtr         MONTHS        Months
                                             2003/4         2002/3       2003/4        2002/3
                                            (POUND)M       (pound)m     (POUND)M      (pound)m
---------------------------------------- -------------- -------------- ------------ -------------
Sales                                        74.2           77.9          221.1        242.7
---------------------------------------- -------------- -------------- ------------ -------------
Operating profit                              6.9            8.4          19.6          25.5
Adjusted operating profit*                    6.9            8.4          20.8          25.5
---------------------------------------- -------------- -------------- ------------ -------------
Return on sales %                            9.3%           10.8%         8.9%         10.5%
Adjusted return on sales % *                 9.3%           10.8%         9.4%         10.5%
---------------------------------------- -------------- -------------- ------------ -------------

*BEFORE REBRANDING COSTS

Sales per day in the first nine months were down 2.2% compared to the same period last year (at constant exchange rates). In the third quarter, sales per day were slightly ahead of the same period last year and up 6.1% sequentially over the second quarter this year. The adverse effect on sales of the weaker dollar in the nine months was (pound)15.8million. Operating profit for the nine months was (pound)20.8million (2002/3: (pound)25.5million) before one-off rebranding costs of (pound)1.2million, and was affected by additional depreciation on the customer relationship management (CRM) software and targeted promotional activity. Newark InOne continues to control costs carefully throughout the business.

Sales growth compared to prior year has increased steadily over the last few months at Newark InOne. Customers have responded well to the increased range of new products introduced during this year, including 25,000 new passives and semi conductors in the first half of the year. The CRM software implemented in March 2003 has enabled the sales and marketing team to develop and execute innovative campaigns to promote new and associated products to customers and introduce the enhanced Newark InOne services to existing and potential customers.

Both Newark InOne and Farnell InOne continue to focus on identifying and nurturing key account relationships and expanding value-added services. Through focussed marketing activity, including targeting of specific government facilities, sales to the US government grew 16.7% in the third quarter compared to the third quarter last year.

The current phase of investment at the North American distribution centre in South Carolina has been completed, accommodating the increased product range and providing for future expansion.

Sales in Mexico and Brazil continued their improvement compared to the third quarter last year and the second quarter.

Despite the tough market conditions, MCM sales per day in the third quarter were stable compared to last year.

o        EUROPE AND ASIA PACIFIC

                                       -------------- -------------- ------------- -------------
                                           THIRD          Third          NINE          Nine
                                            QTR            Qtr          MONTHS        Months
                                           2003/4        2002/3         2003/4        2002/3
                                          (POUND)M      (pound)m       (POUND)M      (pound)m
-------------------------------------- -------------- -------------- ------------- -------------
Sales                                      95.3           88.0          289.8         262.3
-------------------------------------- -------------- -------------- ------------- -------------
Operating profit                            9.5           10.4           26.7          30.1
Adjusted operating profit *                10.2           11.1           29.9          32.1
-------------------------------------- -------------- -------------- ------------- -------------
Return on sales %                          10.0%          11.8%          9.2%         11.5%
Adjusted return on sales %*                10.7%          12.6%         10.3%         12.2%
-------------------------------------- -------------- -------------- ------------- -------------

*BEFORE GOODWILL AMORTISATION AND REBRANDING COSTS

Sales per day in the nine months were up 7.4% over the same period last year (at constant exchange rates) and increased 5.5% compared to the third quarter last year. The beneficial effect on sales of the stronger euro during the nine months was (pound)7.1million. Despite generally weak markets in the UK and mainland Europe, sales continue to increase reflecting the success of our strategy of focussing on specific market segments including major accounts, education and health and safety. All of these segments showed significant increases. In a flat market, sales growth appears to be coming at the expense of smaller competitors and Farnell InOne is growing market share in the UK and mainland Europe. Operating profit in the nine months was (pound)29.9million (2002/3:
(pound)32.1million) before goodwill amortisation of (pound)2.0million, and one-off rebranding costs of (pound)1.2million, and was affected by the additional depreciation of the CRM and related software and investment in the Liege distribution centre.

In the UK, sales per day for the nine months increased 9.1% over the same period last year and were 5.9% ahead of last year in the third quarter. BuckHickman InOne sales were 12.5% above last year in the third quarter in a weak market. The contracts with Vauxhall and Rolls-Royce continue to progress in line with plans. Further new business has been won with large customers during the quarter, including the UK Atomic Energy Authority (UKAEA), Bosch and Bombardier. BuckHickman InOne has entered into 18 new vendor managed inventory (VMI) arrangements with customers in the quarter. CPC sales increased by concentration on specific market segments, the introduction of new products and direct mail activity.

The CRM software continues to facilitate identification of customers' changing purchasing patterns and enable active management of those accounts. It also allows implementation of multiple sales campaigns tailored to specific segments. These process improvements are now producing tangible benefits for the Group.

In mainland Europe, sales per day for the nine months increased 3.2%, while third quarter sales increased 5.0% despite continuing poor market conditions. Farnell InOne enjoyed sales growth in key European markets as a result of early focus on key accounts and the steady introduction of new products. In France, sales increased 14.6% in the quarter due to new product introductions and sales to major customers. Germany and Austria continued to demonstrate improved performance, with third quarter sales up 6.9% as a result of focus on selected market segments. At the new distribution centre in Liege, efficiency levels continued to improve towards those targeted and the breadth of products was increased during the third quarter. The facility is expected to supply the majority of Western European customers by early 2004.

Asian and Australian sales per day in the third quarter were broadly flat in subdued markets. Premier Farnell continues to build its presence in the region. In the third quarter, a new distribution centre and sales office was opened in Shanghai to serve international and local businesses. These infrastructure improvements complement the existing representative office in Beijing.

o        INONE BRANDING BENEFITS
During the first quarter of the year, the brands of some of the Group's major businesses were modernised and unified. Newark, Farnell and Buck & Hickman were linked together with a new brand suffix, InOne. This new branding has provided the opportunity to demonstrate to all customers the extensive range of services and European and American products now available in most countries. The addition of Newark InOne products to the European, Australian and Asian portfolios has materially increased the overall service offer, enabling customers to reduce further their number of vendors. In Asia, customer awareness of this expansion has been facilitated by the change to the joint name Farnell Newark InOne.

The division has won two awards for the rebranding work. The National Electronic Distributors Association (NEDA) awarded Newark InOne seven out of nine available awards for direct marketing and advertising. The internal communication of the new branding to employees won a CiB (Communicators in Business) Communication Excellence Award.

o        ECOMMERCE SHOWS CONTINUED GROWTH
Sales through eCommerce again showed a significant increase as customers took advantage of the opportunity to save time and increase their own productivity by ordering through divisional websites or eProcurement systems. Marketing and Distribution Division eCommerce sales per day in the first nine months increased 46% and are now 10% of divisional sales.

Divisional website sales increased 56% in the first nine months, compared to the same period last year. At Newark InOne, website sales increased 18% in the first nine months, compared to the same period last year and the site now has greatly improved product search capabilities. At Farnell InOne, website sales increased 74% in the first nine months compared to last year.

During the first nine months of the year, 19 new eProcurement partnerships have been completed in North America, including GE Power Systems, the University of Arizona, Timken and ICG Commerce, bringing the total number of active partnerships to 133.

In Europe and Asia Pacific, in the first nine months of the year, 19 further partnerships were implemented, including Bosch Germany and UKAEA. This brings the total of live partnerships to 133.

Plans and developments are under discussion within the division as a whole with a further 116 potential eProcurement customers. Overall, the division now has 266 active eProcurement trading partnerships.

o        AWARDS
Premier Farnell was named European Distributor 2003 at the European Electronics Awards in September, organised by trade publication, Electronics Weekly. Farnell InOne has also received 2003 Distributor of the Year Awards from Tyco Electronics and Epcos.


INDUSTRIAL PRODUCTS DIVISION

                                        -------------- -------------- --------------- ----------------
                                            THIRD          Third          NINE            Nine
                                             QTR           Qtr           MONTHS          Months
                                            2003/4        2002/3         2003/4          2002/3
                                           (POUND)M       (pound)m      (POUND)M        (pound)m
--------------------------------------- -------------- -------------- --------------- ----------------
Sales :
Continuing businesses                       24.0           22.8            72.5            69.9
Businesses disposed                           -             0.5            0.7              6.9
--------------------------------------- -------------- -------------- --------------- ----------------
Total                                       24.0           23.3            73.2            76.8
--------------------------------------- -------------- -------------- --------------- ----------------
Operating Profit                             3.6            3.7            10.4            11.3
--------------------------------------- -------------- -------------- --------------- ----------------
Return on sales %                           15.0%          15.9%          14.2%            14.7%
--------------------------------------- -------------- -------------- --------------- ----------------

Divisional sales per day increased 4.5% in the nine months over the same period last year and 4.6% in the third quarter, for continuing businesses at constant exchange rates.

o        AKRON BRASS
Sales per day have continued to progress, increasing 7.6% in the first nine months and 6.6% in the third quarter over the same period last year. The core markets remain challenging, but the business continued to perform well as a result of focussed expansion outside traditional markets, new product promotion and improved operational efficiency from a new production facility.

o        TPC WIRE & CABLE
Sales per day were up 1.0% in the third quarter compared to the same period last year. The sales growth was achieved despite the weakness of the traditional automotive market. TPC has introduced new applications, targeted new industries and launched new products in order to broaden the base of the business.

o        KENT
Sales per day during the third quarter increased 2.3% compared to last year. The European market remained quiet, but progress was made in most countries, with strong performances in Italy, Spain and Germany, primarily due to improved sales force development and a broader product range.


PERSONNEL CHANGES
Paul Tallentire, previously Regional Director, Western Europe for the Marketing and Distribution Division, has been appointed President of Newark InOne. He will take up his new role in December 2003. Stephen Makepeace, Managing Director of Farnell InOne, Australia has been appointed Regional Director, Farnell InOne, Western Europe. Both of these appointments provide evidence of our growing ability to leverage and promote talent from within the organisation.

OUTLOOK
In the third quarter, the Company started to receive uneven signs of improvement in the key markets where it operates. While most European markets remained quiet and UK industrial activity continued to be depressed, there are now sporadic signals of increased optimism in North America as purchasing managers' surveys and other indices gradually improve. The main phase of the front office IT investment is complete thereby enabling the business to expand the overall service and product offering and secure more long-term relationships with key customers. In this way, the Company will be well positioned to benefit from recovery in demand.


SIR MALCOLM BATES
Chairman

4th December 2003

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies and economies of scale. By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from the Group's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group. These factors include, but are not limited to, the implementation of cost-saving initiatives to offset current market conditions, the ability to recruit and retain management personnel, integration of new information systems, continued use and acceptance of e-commerce programs and systems and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new sales and marketing initiatives, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers' acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, and changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economies.

Consolidated Profit and Loss Account

For the third quarter and nine months ended 2nd November 2003

                                                              2003/4        2002/3       2003/4        2002/3    2002/3
                                                               THIRD         Third         NINE          Nine      Full
                                                             QUARTER       quarter       MONTHS        months      year
                                                           UNAUDITED     unaudited    UNAUDITED     unaudited   audited
                                               Notes        (POUND)M      (pound)m     (POUND)M      (pound)m  (pound)m
                                                        --------------------------- -------------------------- ---------

TURNOVER                                         1      193.5          189.2        584.1        581.8         759.0
                                                        --------------------------- -------------------------- ---------

OPERATING PROFIT
                                                        ----------------------------------------------------------------
- before rebranding costs and amortisation
  of goodwill                                           18.8           21.3         55.2         63.2          82.9
- rebranding costs                               2      -              -            (2.4)        -             -
- amortisation of goodwill                              (0.7)          (0.7)        (2.0)        (2.0)         (2.6)
                                                        ----------------------------------------------------------------
TOTAL OPERATING PROFIT                           1      18.1           20.6         50.8         61.2          80.3
Gain/(loss) on disposal of businesses            3      -              -            0.1          (4.9)         (4.8)
Net interest payable                                    (3.6)          (4.0)        (11.0)       (11.8)        (15.7)
                                                        --------------------------- -------------------------- ---------
PROFIT BEFORE TAXATION                                  14.5           16.6         39.9         44.5          59.8
Taxation                                         4      (4.4)          (5.0)        (12.5)       (14.5)        (18.2)
                                                        --------------------------- -------------------------- ---------
PROFIT AFTER TAXATION                                   10.1           11.6         27.4         30.0          41.6
Preference dividends (non-equity)                       (1.7)          (1.6)        (5.0)        (9.1)         (10.8)
                                                        --------------------------- -------------------------- ---------
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS            8.4            10.0         22.4         20.9          30.8
Ordinary dividends (equity)                             -              -            (14.5)       (14.5)        (32.6)
                                                        --------------------------- -------------------------- ---------
RETAINED PROFIT/(LOSS)                                  8.4            10.0         7.9          6.4           (1.8)
                                                        --------------------------- -------------------------- ---------


EARNINGS PER SHARE                               5
 Basic                                                  2.3P           2.9p         6.2P         6.5p          9.3p
 Diluted                                                2.3P           2.9p         6.2P         6.5p          9.3p

EARNINGS PER SHARE BEFORE REBRANDING COSTS,
AMORTISATION OF GOODWILL AND DISPOSALS           5
 Basic                                                  2.5P           3.0p         7.2P         8.4p          11.2p
 Diluted                                                2.5P           2.9p         7.2P         8.3p          11.2p




Statement of Total Recognised Gains and Losses

For the nine months ended 2nd November 2003

                                                  2003/4        2002/3    2002/3
                                                    NINE          Nine      Full
                                                  MONTHS        months      year
                                               UNAUDITED     unaudited   audited
                                                (POUND)M      (pound)m  (pound)m
                                             -------------------------- ---------
Profit after taxation for the period                27.4          30.0      41.6
Currency translation adjustments                     7.6         (1.3)     (0.3)
                                             -------------------------- ---------
Total recognised gains for the period               35.0          28.7      41.3
                                             -------------------------- ---------

Consolidated Profit and Loss Account

For the third quarter and nine months ended 2nd November 2003

                                                                2003/4       2002/3          2003/4       2002/3      2002/3
                                                                 THIRD        Third            NINE         Nine        Full
                                                               QUARTER      quarter          MONTHS       months        year
                                                             UNAUDITED    unaudited       UNAUDITED    unaudited     audited
                                                Notes               $M           $m              $M           $m          $m
                                                          --------------------------  --------------------------- -----------

TURNOVER                                          1              319.3        295.2           946.2        878.5     1,161.3
                                                          --------------------------  --------------------------- -----------

OPERATING PROFIT                                          -------------------------------------------------------------------
- before rebranding costs and amortisation                        31.0         33.2            89.4         95.4       126.9
  of goodwill
- rebranding costs                                2                  -            -           (3.9)            -           -
- amortisation of goodwill                                       (1.2)        (1.1)           (3.2)        (3.0)       (4.0)
                                                          -------------------------------------------------------------------
TOTAL OPERATING PROFIT                            1               29.8         32.1            82.3         92.4       122.9
Gain/(loss) on disposal of businesses             3                  -            -             0.2        (7.4)       (7.4)
Net interest payable                                             (5.9)        (6.2)          (17.8)       (17.8)      (24.0)
                                                          --------------------------  --------------------------- -----------
PROFIT BEFORE TAXATION                                            23.9         25.9            64.7         67.2        91.5
Taxation                                          4              (7.3)        (7.8)          (20.3)       (21.8)      (27.9)
                                                          --------------------------  --------------------------- -----------
PROFIT AFTER TAXATION                                             16.6         18.1            44.4         45.4        63.6
Preference dividends (non-equity)                                (2.8)        (2.5)           (8.1)       (13.8)      (16.5)
                                                          --------------------------  --------------------------- -----------
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS                      13.8         15.6            36.3         31.6        47.1
Ordinary dividends (equity)                                          -            -          (23.5)       (21.9)      (49.9)
                                                          --------------------------  --------------------------- -----------
RETAINED PROFIT/(LOSS)                                            13.8         15.6            12.8          9.7       (2.8)
                                                          --------------------------  --------------------------- -----------

EARNINGS PER SHARE                                5
 Basic                                                          $0.038       $0.045          $0.100       $0.098      $0.142
 Diluted                                                        $0.038       $0.045          $0.100       $0.098      $0.142

EARNINGS PER SHARE BEFORE REBRANDING COSTS,
AMORTISATION OF GOODWILL AND DISPOSALS            5
 Basic                                                          $0.041       $0.047          $0.117       $0.127      $0.171
 Diluted                                                        $0.041       $0.045          $0.117       $0.125      $0.171

The translation of sterling into US dollars
has been presented for convenience
purposes only using the following average
exchange rates:                                                   1.65         1.56            1.62         1.51        1.53


Consolidated Balance Sheet

As at 2nd November 2003

                                                                              2ND          3rd               2nd
                                                                         NOVEMBER      November         February
                                                                             2003          2002             2003
                                                                        UNAUDITED     unaudited          audited
                                                      Notes              (POUND)M      (pound)m         (pound)m
                                                                   ----------------------------- ----------------
FIXED ASSETS
   Intangible assets                                                         46.5          49.1             48.5
   Tangible assets                                                          109.8         109.8            112.9
   Interests in own shares                                                      -           0.2              0.2
                                                                   ----------------------------- ----------------
                                                                            156.3         159.1            161.6
                                                                   ----------------------------- ----------------
CURRENT ASSETS
   Stocks                                                                   154.1         147.6            147.8
   Debtors - due within one year                                            137.5         127.8            121.8
           - due after more than one year                                    83.8          83.9             82.2
   Cash at bank and in hand                                                  33.9          38.1             29.6
                                                                   ----------------------------- ----------------
                                                                            409.3         397.4            381.4
                                                                   ----------------------------- ----------------

CREDITORS - DUE WITHIN ONE YEAR
   Loans and overdrafts                                                     (5.6)       (101.2)           (97.3)
   Other                                                                  (143.7)       (149.8)          (157.4)
                                                                   ----------------------------- ----------------
                                                                          (149.3)       (251.0)          (254.7)
                                                                   ----------------------------- ----------------
NET CURRENT ASSETS                                                          260.0         146.4            126.7
                                                                   ----------------------------- ----------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                       416.3         305.5            288.3
CREDITORS - DUE AFTER MORE THAN ONE YEAR
   Loans                                                                  (256.3)       (153.5)          (141.5)

PROVISIONS FOR LIABILITIES AND CHARGES                  6                  (42.0)        (41.5)           (43.3)
                                                                   ----------------------------- ----------------
NET ASSETS                                                                  118.0         110.5            103.5
                                                                   ----------------------------- ----------------

EQUITY SHAREHOLDERS' FUNDS                                                  (4.9)        (17.2)           (23.2)
NON-EQUITY SHAREHOLDERS' FUNDS                                              122.9         127.7            126.7
                                                                   ----------------------------- ----------------
                                                                   ----------------------------- ----------------
TOTAL SHAREHOLDERS' FUNDS                                                   118.0         110.5            103.5
                                                                   ----------------------------- ----------------


Movement in Shareholders' Funds

For the nine months ended 2nd November 2003


                                                                           2003/4        2002/3            2002/3
                                                                             NINE          Nine              Full
                                                                           MONTHS        months              year
                                                                        UNAUDITED     unaudited           audited
                                                       Notes             (POUND)M      (pound)m          (pound)m
                                                                   -----------------------------  ----------------
Profit after taxation                                                        27.4          30.0              41.6
Dividends     - preference                                                  (5.0)         (9.1)            (10.8)
              - ordinary                                                   (14.5)        (14.5)            (32.6)
                                                                   -----------------------------  ----------------
                                                                              7.9           6.4             (1.8)
New share capital subscribed                                                  0.9           0.5               0.7
Purchase of own preference shares                        8                  (2.3)         (8.3)             (8.3)
Preference share conversion costs                                               -         (0.9)             (0.9)
Goodwill reinstated on disposal of businesses                                 0.4           2.6               2.6
Currency translation adjustment                                               7.6         (1.3)             (0.3)
                                                                   -----------------------------  ----------------
NET CHANGE IN SHAREHOLDERS' FUNDS                                            14.5         (1.0)             (8.0)
Opening shareholders' funds                                                 103.5         111.5             111.5
                                                                   -----------------------------  ----------------
CLOSING SHAREHOLDERS' FUNDS                                                 118.0         110.5             103.5
                                                                   -----------------------------  ----------------

Consolidated Balance Sheet

As at 2nd November 2003

                                                                    2ND           3rd           2nd
                                                               NOVEMBER      November      February
                                                                   2003          2002          2003
                                                              UNAUDITED     unaudited       audited
                                                                     $M            $m            $m
                                                        ------------------------------ -------------
FIXED ASSETS
   Intangible assets                                               79.1          76.6          79.5
   Tangible assets                                                186.6         171.3         185.2
   Interests in own shares                                            -           0.3           0.3
                                                        ------------------------------ -------------
                                                                  265.7         248.2         265.0
                                                        ------------------------------ -------------

CURRENT ASSETS
   Stocks                                                         262.0         230.3         242.4
   Debtors      - due within one year                             233.7         199.4         199.8
                - due after more than one year                    142.5         130.9         134.8
   Cash at bank and in hand                                        57.6          59.4          48.5
                                                        ------------------------------ -------------
                                                                  695.8         620.0         625.5
                                                        ------------------------------ -------------

CREDITORS - DUE WITHIN ONE YEAR
   Loans and overdrafts                                           (9.5)       (157.9)       (159.6)
   Other                                                        (244.3)       (233.7)       (258.1)
                                                        ------------------------------ -------------
                                                                (253.8)       (391.6)       (417.7)
                                                        ------------------------------ -------------
NET CURRENT ASSETS                                                442.0         228.4         207.8
                                                        ------------------------------ -------------

TOTAL ASSETS LESS CURRENT LIABILITIES                             707.7         476.6         472.8
CREDITORS - DUE AFTER MORE THAN ONE YEAR
   Loans                                                        (435.7)       (239.5)       (232.1)

PROVISIONS FOR LIABILITIES AND CHARGES                           (71.4)        (64.7)        (71.0)
                                                        ------------------------------ -------------
NET ASSETS                                                        200.6         172.4         169.7
                                                        ------------------------------ -------------

EQUITY SHAREHOLDERS' FUNDS                                        (8.3)        (26.8)        (38.1)
NON-EQUITY SHAREHOLDERS' FUNDS                                    208.9         199.2         207.8
                                                        ------------------------------ -------------
TOTAL SHAREHOLDERS' FUNDS                                         200.6         172.4         169.7
                                                        ------------------------------ -------------

The translation of sterling into US dollars
has been presented for convenience
purposes only using the following period-end
exchange rates:                                                    1.70          1.56          1.64

Summarised Consolidated Cash Flow Statement

For the third quarter and nine months ended 2nd November 2003

                                                              2003/4        2002/3        2003/4       2002/3       2002/3
                                                               THIRD         Third          NINE         Nine         Full
                                                             QUARTER       quarter        MONTHS       months         year
                                                           UNAUDITED     unaudited     UNAUDITED    unaudited      audited
                                              Notes         (POUND)M      (pound)m      (POUND)M     (pound)m     (pound)m
                                                       ---------------------------- -------------------------- ------------
Operating profit                                                18.1          20.6          50.8         61.2         80.3
Depreciation and non-cash items                                  4.4           2.8          12.0          9.3         11.6
Working capital                                                (9.6)           0.4        (24.2)          3.1          0.1
                                                       ---------------------------- -------------------------- ------------
NET CASH INFLOW FROM OPERATING
   ACTIVITIES                                                   12.9          23.8          38.6         73.6         92.0

Net interest payable                                           (0.3)         (0.5)         (7.3)        (8.1)       (15.8)
Preference dividends                                               -             -         (3.3)        (7.5)       (10.8)
Taxation paid                                                  (3.2)         (4.6)        (10.0)       (11.1)       (12.7)
Purchase of tangible fixed assets                              (5.7)         (6.3)        (15.0)       (15.1)       (24.9)
Sale of tangible fixed assets                                      -           0.1           1.4          0.4          1.7
Disposal of businesses (net of costs)                              -             -           0.8          3.2          3.3
Ordinary dividends paid                                       (14.5)        (14.5)        (32.6)       (28.1)       (28.1)
                                                       ---------------------------- -------------------------- ------------
CASH (OUTFLOW)/INFLOW BEFORE USE OF
   LIQUID RESOURCES AND FINANCING                             (10.8)         (2.0)        (27.4)          7.3          4.7

Issue of ordinary shares                                         0.9             -           0.9          0.5          0.7
Purchase of own preference shares                                  -             -         (2.3)        (8.3)        (8.3)
Preference share conversion costs                                  -             -             -        (0.9)        (0.9)
New bank loans                                                  13.5           6.0         206.6         23.0         29.1
Repayment of bank loans                                        (4.7)             -       (175.6)       (10.0)       (23.0)

                                                       ---------------------------- -------------------------- ------------
(DECREASE)/INCREASE IN CASH                                    (1.1)           4.0           2.2         11.6          2.3
                                                       ---------------------------- -------------------------- ------------

RECONCILIATION OF NET DEBT
Net debt at beginning of period                                                          (209.2)      (236.4)      (236.4)
Increase in cash                                                                             2.2         11.6          2.3
Increase in debt                                                                          (31.0)       (13.0)        (6.1)
Exchange movement                                                                           10.0         21.2         31.0
                                                                                    -------------------------- ------------
NET DEBT AT END OF PERIOD                       7                                        (228.0)      (216.6)      (209.2)
                                                                                    -------------------------- ------------



Summarised Consolidated Cash Flow Statement

For the third quarter and nine months ended 2nd November 2003

                                                                 2003/4        2002/3         2003/4          2002/3        2002/3
                                                                  THIRD         Third           NINE            Nine          Full
                                                                QUARTER       quarter         MONTHS          months          year
                                                              UNAUDITED     unaudited      UNAUDITED       unaudited       audited
                                                                     $M            $m             $M              $m            $m
                                                          ---------------------------- ------------------------------  ------------
Operating profit                                                   29.8          32.1           82.3            92.4         122.9
Depreciation and non-cash items                                     7.3           4.3           19.4            14.0          17.7
Working capital                                                  (15.8)           0.7         (39.2)             4.7           0.2
                                                          ---------------------------- ------------------------------  ------------
NET CASH INFLOW FROM OPERATING
   ACTIVITIES                                                      21.3          37.1           62.5           111.1         140.8

Net interest payable                                              (0.5)         (0.8)         (11.8)          (12.2)        (24.2)
Preference dividends                                                  -             -          (5.3)          (11.3)        (16.5)
Taxation paid                                                     (5.3)         (7.2)         (16.3)          (16.8)        (19.4)
Purchase of tangible fixed assets                                 (9.4)         (9.8)         (24.3)          (22.8)        (38.1)
Sale of tangible fixed assets                                         -           0.2            2.3             0.6           2.6
Disposal of businesses (net of costs)                                 -             -            1.3             4.8           5.0
Ordinary dividends paid                                          (23.9)        (22.6)         (52.8)          (42.4)        (43.0)
                                                          ---------------------------- ------------------------------  ------------
CASH (OUTFLOW)/INFLOW BEFORE USE OF
   LIQUID RESOURCES AND FINANCING                                (17.8)         (3.1)         (44.4)            11.0           7.2

Issue of ordinary shares                                            1.5             -            1.5             0.8           1.1

Purchase of own preference shares                                     -             -          (3.7)          (12.5)        (12.7)
Preference share conversion costs                                     -             -              -           (1.4)         (1.4)
New bank loans                                                     22.3           9.4          334.7            34.7          44.5
Repayment of bank loans                                           (7.8)             -        (284.5)          (15.1)        (35.2)

                                                          ---------------------------- ------------------------------  ------------
(DECREASE)/INCREASE IN CASH                                       (1.8)           6.3            3.6            17.5           3.5
                                                          ---------------------------- ------------------------------  ------------


The translation of sterling into US dollars
has been presented for convenience
purposes only using the following average
exchange rates:                                                    1.65          1.56           1.62            1.51          1.53


Notes

   1 SEGMENT INFORMATION

                                                                2003/4       2002/3        2003/4       2002/3       2002/3
                                                                 THIRD        Third          NINE         Nine         Full
                                                               QUARTER      quarter        MONTHS       months         year
                                                             UNAUDITED    unaudited     UNAUDITED    unaudited      audited
                                                              (POUND)M     (pound)m      (POUND)M     (pound)m     (pound)m
                                                         --------------------------- --------------------------  -----------
     TURNOVER
     Marketing and Distribution Division
        Americas                                                  74.2         77.9         221.1        242.7        311.6
        Europe and Asia Pacific                                   95.3         88.0         289.8        262.3        348.6
                                                         --------------------------- --------------------------  -----------
                                                                 169.5        165.9         510.9        505.0        660.2
     Industrial Products Division                                 24.0         23.3          73.2         76.8         98.8
                                                         --------------------------- --------------------------  -----------
                                                                 193.5        189.2         584.1        581.8        759.0
                                                         --------------------------- --------------------------  -----------
     OPERATING PROFIT
     Marketing and Distribution Division
        Americas
                                                         -------------------------------------------------------------------
        - before rebranding costs                                  6.9          8.4          20.8         25.5         33.0
        - rebranding costs (note 2)                                  -            -         (1.2)            -            -
                                                         -------------------------------------------------------------------
                                                                   6.9          8.4          19.6         25.5         33.0
        Europe and Asia Pacific
                                                         -------------------------------------------------------------------
        - before rebranding costs and amortisation
          of goodwill                                             10.2         11.1          29.9         32.1         42.2
        - rebranding costs (note 2)                                  -            -         (1.2)            -            -
        - amortisation of goodwill                               (0.7)        (0.7)         (2.0)        (2.0)        (2.6)
                                                         -------------------------------------------------------------------
                                                                   9.5         10.4          26.7         30.1         39.6
                                                         -------------------------------------------------------------------
     Total Marketing and Distribution Division                    16.4         18.8          46.3         55.6         72.6
     Industrial Products Division                                  3.6          3.7          10.4         11.3         15.2
     Head Office costs                                           (1.9)        (1.9)         (5.9)        (5.7)        (7.5)
                                                         --------------------------- --------------------------  -----------
                                                                  18.1         20.6          50.8         61.2         80.3
                                                         --------------------------- --------------------------  -----------


                                                                    $M           $m            $M           $m           $m
                                                         --------------------------- --------------------------  -----------
     TURNOVER
     Marketing and Distribution Division
        Americas                                                 122.5        121.5         358.2        366.5        476.7
        Europe and Asia Pacific                                  157.2        137.3         469.4        396.1        533.4
                                                         --------------------------- --------------------------  -----------
                                                                 279.7        258.8         827.6        762.6      1,010.1
     Industrial Products Division                                 39.6         36.4         118.6        115.9        151.2
                                                         --------------------------- --------------------------  -----------
                                                                 319.3        295.2         946.2        878.5      1,161.3
                                                         --------------------------- --------------------------  -----------


     OPERATING PROFIT
     Marketing and Distribution Division
        Americas
                                                         ------------------------------------------------------------------
        - before rebranding costs                                 11.4         13.1          33.7         38.4         50.5
        - rebranding costs (note 2)                                  -            -         (1.9)            -            -
                                                         -------------------------------------------------------------------
                                                                  11.4         13.1          31.8         38.4         50.5
        Europe and Asia Pacific
                                                         -------------------------------------------------------------------
        - before rebranding costs and amortisation
          of goodwill                                             16.8         17.3          48.4         48.5         64.6
        - rebranding costs (note 2)                                  -            -         (2.0)            -            -
        - amortisation of goodwill                               (1.2)        (1.1)         (3.2)        (3.0)        (4.0)
                                                         -------------------------------------------------------------------
                                                                  15.6         16.2          43.2         45.5         60.6
                                                         -------------------------------------------------------------------
     Total Marketing and Distribution Division                    27.0         29.3          75.0         83.9        111.1
     Industrial Products Division                                  5.9          5.8          16.9         17.1         23.3
     Head Office costs                                           (3.1)        (3.0)         (9.6)        (8.6)       (11.5)
                                                         --------------------------- --------------------------  -----------
                                                                  29.8         32.1          82.3         92.4        122.9
                                                         --------------------------- --------------------------  -----------

The first nine months of 2002/3 includes sales of (pound)5.4m and an operating loss of (pound)0.1m in respect of DA Lubricants, part of the Industrial Products Division, which was sold in June 2002.

2  REBRANDING
On 27th February 2003, the Group announced the rebranding of four businesses of the Marketing and Distribution Division to demonstrate to customers and suppliers the close alignment and global collaboration between these businesses. The new trading names are Newark InOne, Farnell InOne, BuckHickman InOne, and MCM, an InOne company.

The operating profit of the Marketing and Distribution Division for the nine months ended 2nd November 2003, reflects the one-off cost of the rebranding of (pound)2.4m, of which (pound)1.2m relates to the Americas and (pound)1.2m relates to Europe and Asia Pacific.

3  DISPOSAL OF BUSINESS
On 31st July 2003, the Group sold Maintenance Inc., a distributor of asphalt resurfacing products and part of the Industrial Products Division, for a cash consideration of (pound)0.9m. The gain on sale of (pound)0.1m is after charging goodwill previously eliminated against reserves of (pound)0.4m.

In the period up to disposal, this business contributed (pound)0.7m of sales (2002/3: first nine months (pound)1.5m and full year (pound)1.6m) and (pound)0.1m of operating profit (2002/3: first nine months (pound)0.3m and full year (pound)0.2m).

4  TAXATION
The taxation charge includes provision at an effective rate for the first nine months, excluding goodwill amortisation and gain/loss on disposal of businesses, of 30.0% (2002/3: first nine months 30.0%), being the estimated effective rate of taxation for the year ending 1st February 2004. No tax charge is expected to arise on the disposal referred to in note 3 above. A tax credit of (pound)0.9m arose from business disposals in 2002/3.

5  EARNINGS PER SHARE
Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.


Reconciliations of earnings and the weighted average number of ordinary shares used in the calculations are set out below.

                                                                      2003/4          2002/3          2002/3
                                                                        NINE            Nine            Full
                                                                      MONTHS          months            year
                                                                   UNAUDITED       unaudited         audited
                                                                    (POUND)M        (pound)m        (pound)m
                                                              ------------------------------- ---------------

     Profit attributable to ordinary shareholders                       22.4            20.9            30.8
     Rebranding costs                                                    2.4               -               -
     (Gain)/loss on disposal of businesses                             (0.1)             4.9             4.8
     Tax attributable to rebranding/disposal of businesses             (0.7)           (0.9)           (0.9)
     Amortisation of goodwill                                            2.0             2.0             2.6
                                                              ------------------------------- ---------------
     Profit attributable to ordinary shareholders
       before rebranding costs,
       amortisation of goodwill and disposals                           26.0            26.9            37.3
                                                              ------------------------------- ---------------

                                                                      NUMBER          Number          Number
                                                              ------------------------------- ---------------

     Weighted average number of ordinary shares                  362,227,670     321,391,484     331,570,659
     Dilutive effect of share options                                837,271         811,325         850,520
                                                              ------------------------------- ---------------
     Diluted weighted average number of ordinary shares          363,064,941     322,202,809     332,421,179
                                                              ------------------------------- ---------------

The year on year increase in the weighted average number of ordinary shares outstanding results from the special conversion, approved by shareholders on 13th May 2002, of 19.5 million preference shares into 89.8 million ordinary shares.

Earnings per share before rebranding costs, amortisation of goodwill and gain/loss on disposal of businesses have been disclosed in order to facilitate comparison.

6  PROVISIONS FOR LIABILITIES AND CHARGES
Provisions for liabilities and charges comprise deferred taxation of(pound)35.4m (3rd November 2002:(pound)35.0m, 2nd February 2003:(pound)36.6m), provision for overseas post-retirement obligations of(pound)5.1m (3rd November 2002:(pound)5.0m, 2nd February 2003:(pound)5.2m) and provision for dilapidation costs on leased properties of(pound)1.5m (3rd November 2002: (pound)1.5m, 2nd February 2003:(pound)1.5m).

7  NET DEBT

                                                                      2ND NOVEMBER    3rd November    2nd February
                                                                              2003            2002            2003
                                                                         UNAUDITED       unaudited         audited
                                                                          (POUND)M        (pound)m        (pound)m
                                                                    ------------------------------- ---------------
     Cash and short term deposits                                             33.9            38.1            29.6
     Unsecured loans and overdrafts                                        (261.9)         (254.7)         (238.8)
                                                                    ------------------------------- ---------------
                                                                           (228.0)         (216.6)         (209.2)
                                                                    ------------------------------- ---------------
     Unsecured loans and overdrafts comprise:
     Bank overdrafts                                                           5.5             1.8             2.7
     Bank loans                                                               30.6            50.0            44.0
     7.0% US dollar Guaranteed Senior Notes payable 2003                         -            99.4            94.5
     7.2% US dollar Guaranteed Senior Notes payable 2006                      91.2            99.4            94.5
     5.3% US dollar Guaranteed Senior Notes payable 2010                      38.8               -               -
     5.9% US dollar Guaranteed Senior Notes payable 2013                      93.5               -               -
     Other loans                                                               2.3             4.1             3.1
                                                                    ------------------------------- ---------------
                                                                             261.9           254.7           238.8
                                                                    ------------------------------- ---------------
     Unsecured loans and overdrafts are repayable as follows:
     Within one year                                                           5.6           101.2            97.3
     Between one and two years                                                 0.1               -             0.2
     Between two and five years                                              122.1           149.4           138.8
     After five years                                                        134.1             4.1             2.5
                                                                    ------------------------------- ---------------
                                                                             261.9           254.7           238.8
                                                                    ------------------------------- ---------------

In June 2003, the Group raised $225m of new financing in the private placement market. This comprises $66m ((pound)41.0m) Senior Notes payable 2010 and $159m ((pound)98.8m) Senior Notes payable 2013 at fixed interest rates of 5.3% and

5.9%, respectively. The funds raised were used to repay other borrowings, principally the $155m 7.0% Senior Notes due on 17th June 2003.

8  PURCHASE AND CANCELLATION OF PREFERENCE SHARES
On 19th March 2003 the Company purchased and cancelled a total of 197,000 of its own preference shares at a cost of (pound)2.3m. The total number of preference shares in issue on 2nd November 2003 was 7.6million (2nd February 2003:
7.8million).

9  BASIS OF PREPARATION
The unaudited consolidated financial information for the 39 weeks ended 2nd November 2003 has been prepared applying the accounting policies disclosed in the Group's 2003 Annual Report and Accounts which have been delivered to the Registrar of Companies and which contain an unqualified audit report.

The principal average exchange rates used to translate the Group's overseas profits were as follows:

                                                  2003/4       2002/3          2003/4          2002/3          2002/3
                                                   THIRD        Third            NINE            Nine            Full
                                                 QUARTER      quarter          MONTHS          months            year
                                           --------------------------- -----------------------------------------------
     US dollar                                      1.65         1.56            1.62            1.51            1.53
     Euro                                           1.44         1.58            1.44            1.59            1.58
     Australian dollar                              2.42         2.83            2.49            2.77            2.78

10 DIVIDEND
The preference share dividend for the six months ending 26th January 2004 will be paid on 26th January 2004 to preference shareholders on the register at close of business on 9th January 2004.